SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Contents

On June 9, 2016, MediWound Ltd. (the “Company”) held its annual general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on three proposals, each of which was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on May 4, 2016. On May 11, 2016, the record date for the Meeting (the “Record Date”), there were 21,850,300 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 14,237,413 of the Company’s outstanding ordinary shares, representing 65.15% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated Articles of Association, each of the proposals voted upon at the Meeting, was approved.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014 (Registration No. 333-195517), on Form F-3 filed with the SEC on January 25, 2016 (Registration No. 333-209106) and on Form S-8 filed with the SEC on March 24, 2016 (Registration No. 333-210375).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: June 9, 2016	By:	/s/ Sharon Malka
	Name:	Sharon Malka
	Title:	Chief Financial & Operations Officer